Exhibit 99.2

Extension Agreement of the Acquisition Agreement

This extension agreement (hereinafter referred to as the “Agreement”) of the Acquisition Agreement  is entered into in Beijing, the People’s Republic of China (hereinafter referred to as “PRC”, for the purpose of this Agreement, excluding Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan) as of January 18, 2019 by and among:

(1)         ATA, Inc. (hereinafter referred to as “ATA”), a company legally incorporated under the laws of the Cayman Islands;

(2)         ATA Intelligent Learning (Beijing) Technology Limited (hereinafter referred to as “ATA’s Related Party”, collectively referred to as the “Acquirers” together with ATA),

(3)         Shi Daobing (hereinafter referred to as the “Actual Controller”), a Chinese citizen with his ID card number being 32102219720403281X,

(4)         Damei International Group Inc. (hereinafter referred to as “Damei”), a company legally incorporated and validly existing under the laws of the United States of America,

(5)         Beijing Global Biztour Equity Investment Center (Limited Partnership) (hereinafter referred to as the “Employee Shareholding Platform”, collectively referred to as the “Sellers” together with the Actual Controller), and

(6)         Beijing Biztour International Travel Service Co., Ltd. (whose former name is Beijing Biztour International Travel Service Corporation Limited, and hereinafter referred to as “Biztour” or the “Company”).

The parties above are referred to individually as a “Party” and collectively as the “Parties”.

Whereas:

(1)         The Parties of this Agreement and other relevant parties entered into an Acquisition Agreement and other restructure and acquisition related ancillary agreements on August 16, 2018 and entered into other restructure and acquisition related amendments and/or supplemental documents (collectively referred to as the “Acquisition Documents”) with related parties regarding an acquisition (hereinafter referred to as the “Acquisition”) where the Acquirers will acquire Biztour and its subsidiaries and a company incorporated in British Virgin Islands and its subsidiaries (including Southern California Homestay International) (collectively referred to as the “Acquisition Targets”);

(2)         According to the progress of the Acquisition, through mutual agreements, the Parties entered into this Agreement. The Parties agree that this Agreement and the Acquisition Documents shall supplement each other, and for any matter not covered under this Agreement, the terms of the Acquisition Documents shall apply, and to the extent there is any conflict between this Agreement and the Acquisition Documents, the terms of this Agreement shall prevail. For the purpose of this Agreement, the definitions used in this Agreement shall have the same meanings ascribed to them in the Acquisition Documents unless the context of this Agreement indicates otherwise.

The Parties hereby agree that:

1.              The Parties hereby agree that, subject to the satisfaction of the closing conditions provided in the Acquisition Documents and this Agreement prior to February 28, 2019, the deadline of the closing of the Acquisition shall be extended to February 28, 2019. The Acquirers shall have the sole discretion to terminate the Acquisition without any liability if the Acquirers have any reason to believe that the closing conditions will not be fulfilled by the Sellers and/or the Acquisition Targets, in which case all reasonable costs, expenses, losses or other liabilities incurred by the Acquirers to complete the Acquisition shall be borne by the Sellers and indemnified to the Acquirers.

2.              The Parties hereby confirm and agree that the unpaid salary of the current and former employees of Biztour, the short-term loans (excluding the convertible loan provided by ATA Inc. and its subsidiaries), and the accounts payable, legal costs and such other debts with a payment term exceeding 18 months held by Biztour, with the total amount being RMB28,957,562.53 as of December 31, 2018, shall be borne by the Actual Controller. The Actual Controller agrees to fully indemnify the Company for any liabilities of the Acquisition Targets arising out of the above mentioned debts.

For the consideration that the Acquirers shall pay to the Sellers for acquiring the equity interests of Biztour, the Actual Controller hereby instructs that RMB10.35 million of such consideration shall be paid to Biztour and will designate other account(s) for receiving the remaining payments (once the Acquirers make payments pursuant to the above-mentioned instructions of the Actual Controller, the Acquirers’ obligations to pay the Actual Controller the consideration for the equity interests of Biztour shall be deemed to be satisfied). The Employee Shareholding Platform hereby instructs that RMB2 million of such consideration shall be paid to Biztour and will designate other account(s) for receiving the remaining payments (once the Acquirers make payments pursuant to the above-mentioned instructions of the Employee Shareholding Platform, the Acquirers’ obligations to pay the Employee Shareholding Platform the consideration for the equity interests of Biztour shall be deemed to be satisfied).

For the loan the Actual Controller agreed to provide to Biztour, the Parties agree that the amount of such loan shall be changed from RMB12 million to RMB12.35 million, and as entrusted by the Actual Controller, RMB2 million of which shall be paid to Biztour by the Employee Shareholding Platform. The Parties hereby confirm and agree that the RMB12.35 million loan shall be deemed to have been paid by the Actual Controller once the Acquirers paid such RMB10.35 million and RMB2 million to Biztour following the instructions of the Actual Controller and the Employee Shareholding Platform pursuant to the immediate proceeding provision hereof. The aforementioned RMB2 million initially owed by Biztour to the Employee Shareholding Platform shall be transferred to a RMB2 million debt assumed by the Actual Controller to the Employee Shareholding Platform, and in turn such RMB2 million debt shall be assumed by Biztour to the Actual Controller, and as a result, Biztour shall not assume any debt to the Employee Shareholding Platform with respect to such RMB2 million (for the avoidance of doubt, if the Actual Controller has any other debts to Biztour, the aforementioned debts of RMB2 million and RMB10.35 million shall be offset against such other debts.).

3.              The expenses advanced by the Acquirers for the operation of the Acquisition Targets from January 1, 2019 to the closing date shall be the debt of the Acquisition Targets to the Acquirers, and the Actual Controller shall provide a full joint liability guarantee with a term of 2 years commencing from the closing deadline of the debt performance term, provided that such guarantee shall be relieved once the closing is completed pursuant to this Agreement.

4.              The Parties hereby confirm that before the following closing conditions and other closing conditions set forth in the Acquisition Documents are fully satisfied to the reasonable satisfaction of the Acquirers, the Acquirers shall have no obligation to close the Acquisition.

(1)                                 Any representations and warranties made respectively by the Sellers and the Acquisition Targets under the Acquisition Documents remain true, accurate and complete in any material respects at the closing;

(2)                                 After the signing of the Acquisition Documents, there have been no Material Adverse Changes in the business operation, assets, technology, finance, management, legal status and regulatory and policy environment of the operations of the Acquisition Targets;

(3)                                 At the closing, the Company has made adjustments to the satisfaction of the Acquirers in terms of operation, finance, taxation, personnel and otherwise;

(4)                                 The registration documents, including but not limited to registration documents of members, directors, officers and supervisors and charter documents, have been registered and/or updated as required by the Acquirers;

(5)                                 The Actual Controller has unconditionally waived all the creditor’s rights on Biztour and its subsidiaries and branches and has provided relevant evidence and supporting documents to the Acquirers;

(6)                                 The Actual Controller has fully paid the unpaid salary, bonus to the former employees of Biztour as of the signing date of this Agreement and has provided relevant evidence and supporting documents to the Acquirers;

(7)                                 For the judgment (No. 2018 Jing 0105 Min Chu 5353) on the lawsuit that Fengying Business Factoring Co., Ltd. vs. Biztour and Shi Daobing, the Actual Controller has paid the full amount that Biztour was ordered to pay under the judgement and has waived the right of contribution from Biztour; or has taken any other actions to the satisfaction of the Acquirers so that any and all obligations and liabilities of Biztour are released under the judgement;

(8)                                 The Actual Controller has caused the relevant party to transfer the domain name of elitecamp.cn to Biztour and has provided relevant evidence and supporting documents to the Acquirers;

(9)                                 the Actual Controller has entered into with Biztour an employment agreement with a term of no less than 3 years and a confidentiality agreement to the satisfaction of the Acquirers;

(10)                          The Actual Controller has delivered to ATA and/or ATA’s Related Party the official seal, contract seal, finance seal and other seals, Ukey, certificates, and other items that will provide the Acquirers full power of control over the Acquisition Targets;

(11)                          The Actual Controller has provided to the Acquirers the audited financial statements adopting US GAAP standard dated as of August 31, 2018;

(12)                          For the US$2 million that the Acquirers have paid to Biztour under the convertible loan investment agreement, the Actual Controller has provided a full joint liability guarantee using real estate and other properties owned by him and has completed the mortgage registration of such properties, with the Acquirers being the secured creditors and guaranteed parties;

(13)                          For the unpaid salary of the current and former employees of Biztour, the short-term loans (excluding the convertible loan provided by ATA Inc. and its subsidiaries), the accounts payable, legal costs and such other debts with a payment term exceeding 18 months held by Biztour, which shall be borne by the Actual Controller, the amount related to Fengying Business Factoring Co., Ltd. shall be settled pursuant to the applicable provision of this Agreement, and the balance shall offset the RMB12.35 million loan the Actual Controller provided to Biztour, and for such balance portion, the Actual Controller has provided a full joint liability guarantee using real estate and other properties owned by him and has completed the mortgage registration of such properties, with the Acquirers being the secured creditors and guaranteed parties; and

(14)                          For the RMB6 million loan with a term from October 31, 2018 to December 31, 2018 provided to the Actual Controller by ATA Learning (Beijing) Inc. (“ATA Learning”) being entrusted by the Acquirers, the Actual Controller has provided a full guarantee using real estate and other properties owned by him and has completed the mortgage registration of such properties, with ATA Learning being the secured creditor and guaranteed party.

5.              This Agreement is executed in 6 copies and is effective as of the date hereof, and each party shall hold one copy with equal effect.

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(This page is with no other content and is intended as the signature page of this Agreement)

ATA Inc.

Authorized Signatory:	/s/ Ma Xiaofeng

ATA Intelligent Learning (Beijing) Technology Limited

(Seal)

(This page is with no other content and is intended as the signature page of this Agreement)

Shi Daobing (Signature):	/s/ Shi Daobing

Beijing Global Biztour Equity Investment Center (Limited Partnership)

(Seal)

Executive Partner:	/s/ Shi Daobing

Beijing Biztour International Travel Service Co., Ltd.

(Seal)

Damei International Group Inc.

Authorized Signatory:	/s/ Shi Daobing